Exhibit 99.2

REPORT TO SHAREHOLDERS & FINANCIAL HIGHLIGHTS SIX MONTHS ENDED 30 JUNE 2016 FORWARD-LOOKING STATEMENTS This report contains forward-looking statements, including with respect to the proposed initial public offering. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” and “will” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by Butterfield in this report speaks only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Butterfield to predict these events or how they may affect it. Butterfield does not intend to update any forward-looking statements after the date hereof, except as required by law. The Bank of N.T. Butterfield & Son Limited 65 Front Street, Hamilton, Bermuda

FINANCIAL HIGHLIGHTS

(in thousands of US dollars except per share data - unaudited except where stated)

	As at	
Consolidated Balance Sheets	**30 June 2016**	31 December 2015*
Cash due from banks and short term investments	**3,090,919**	2,698,372
Investment in securities	**3,870,467**	3,223,930
Loans, net of allowance for credit losses	**3,904,326**	4,000,155
Premises, equipment and computer software	**175,521**	183,378
Total assets	**11,287,187**	10,275,563
Total deposits	**10,091,092**	9,182,146
Long-term debt	**117,000**	117,000
Shareholders' equity	**815,915**	750,354

*Audited

	For the three-month period ended		For the six-month period ended	
Consolidated Statement of Operations	**30 June 2016**	30 June 2015	**30 June 2016**	30 June 2015
Non-interest income	**37,900**	34,548	**72,418**	68,683
Net interest income after provision for credit losses	**59,029**	57,270	**121,708**	115,860
Revenue before gains and losses	**96,929**	91,818	**194,126**	184,543
Salaries and other employee benefits	**32,187**	32,307	**63,425**	64,972
Other non-interest expenses	**34,800**	33,028	**73,759**	66,103
Net income before gains and losses	**29,942**	26,483	**56,942**	53,468
Other gains (losses)	**(169)**	(3,177)	**(408)**	(2,202)
Net income	**29,773**	23,306	**56,534**	51,266
Shareholder data				
Core return on average tangible common equity (%)	**20.1%**	17.6%	**21.9%**	17.0%
Earnings per share ($)				
Basic	**0.06**	0.04	**0.10**	0.08
Diluted	**0.05**	0.04	**0.10**	0.08
Number of common shares **	**467,545,043**	466,966,554	**467,545,043**	466,966,554
Number of preference shares	**182,863**	182,863	**182,863**	182,863
Dividend paid - common ***	**0.01**	0.01	**0.02**	0.03
Dividend paid - preference ****	**20.00**	20.00	**40.00**	40.00

** Actual outstanding includes contingent value convertible preference shares ("CVCP") and excludes common shares held as treasury stock. All CVCP shares were converted into common shares on 31 March 2015.

*** Common share capital, BMD 0.01 par, authorised shares 26,000,000,000

**** Preference share capital, USD 0.01 par, 200,000 Government guaranteed, 8.00% non cumulative perpetual limited voting, US $1,000 per share issuance price.

Directors' and Executive Officers' Share Interests

Pursuant to Regulation 6.9(2)(x)(a) and (b) of Section IIA of the Bermuda Stock Exchange Listing Regulations, the total interests of all directors and executive officers of the Bank as at 30 June 2016 in the common shares of the Bank were 7,123,486 shares and in the preferred shares of the Bank were 50 shares.

During the 6-month period ended 30 June 2016, 1,429,245 restricted common shares of the Bank were granted to executive officers and 180,159 unrestricted common shares were granted to directors. During the same period, no stock options were granted by the Bank and no outstanding stock options were exercised by executive officers or directors.

Recent Business Combination

On 29 April 2016, the Bank and two of its subsidiaries, Butterfield Trust (Bermuda) Limited ("BTBL") and Butterfield Asset Management Limited ("BAM"), acquired for a total purchase price of $22.0 million: 1) all outstanding shares of Bermuda Trust Company Limited ("BTCL", a wholly–owned subsidiary of HSBC Bank Bermuda Limited ("HSBCBB")), 2) certain assets of the asset management services operations of HSBCBB and 3) certain assets of the private banking services operations of HSBCBB. The acquisition is in line with the Bank's growth strategy of developing core businesses in existing markets and was undertaken to add scale to the Bank's capacity in these market segments where the Bank had already a significant presence and a long history.

The acquisition date fair value of consideration transferred amounted to $22.0 million comprising cash settlement of $7.0 million paid on 29 April 2016, a second payment of $2.1 million made on 6 May 2016, and contingent considerations payable in the second half of the year and evaluated at $12.9 million.

For the 3-month period ended 30 June 2016, the amount of revenues and earnings relating to the acquired HSBC Bermuda operations that are not inextricably merged into the Bank's operations are $2.3 million and $1.1 million respectively.

Reverse Share Split

On 30 August 2016, a Reverse Share Split was approved by the affirmative vote of the shareholders at a Special General Meeting. The Reverse Share Split will be effected prior to the effectiveness of the Registration Statement. The effect of the Reverse Share Split is that every 10 voting ordinary shares of par value BM$0.01 each will be consolidated into one ordinary share of par value BM$0.10 each, followed by a reduction of the par value of the authorised and issued voting ordinary share capital from BM$0.10 to BM$0.01 each, and a reduction in the authorised voting ordinary share capital of the Bank to 2,000,000,000 voting common shares par value BM $0.01 per ordinary share. Other categories of share capital remain unchanged. The effects of this Reverse Share Split have not been reflected in the information presented in this report.

Further Financial Information

The Group's results are stated in accordance with US GAAP. Further financial information may be found on our web site at: www.butterfieldgroup.com.

REPORT TO SHAREHOLDERS & FINANCIAL HIGHLIGHTS SIX MONTHS ENDED 30 JUNE 2016 Dear Shareholders, during the period from year-to-date earnings ($0.01 per share from both first and second quarter earnings), and declared quarterly dividends totalling $40 per preference share ($20 per share from both first and second quarter earnings). During the first half of 2016, Butterfield delivered strong earnings and made good progress against its strategic plans. During the period, the Bank also continued to repurchase shares as a means to provide added market liquidity under its Buy-Back Programme. From 1 January to 30 June 2016, Butterfield bought back 0.9 million common shares. The Bank generated net income of $56.5 million during the first six months of the year, up from $51.3 million during the same period last year, driven by increases in both net interest income and non-interest income. On 5 May 2016, the Bank announced its intention to explore the merits of an international listing of our ordinary voting shares on a US stock exchange. On 4 August 2016, Butterfield filed a Registration Statement on Form F-1 with the United States Securities and Exchange Commission (“SEC”) relating to the proposed initial public offering in the United States of the Bank’s ordinary voting shares on the New York Stock Exchange (“NYSE”). The Bank intends to maintain its Bermuda Stock Exchange listing in addition to the proposed NYSE listing.† Net interest income before provisions for credit losses increased by $8.6 million due to improved margins from higher corporate loan revenues and lower deposit costs. Recent acquisitions have improved the Bank’s capacity to generate non-interest income, which improved to $72.4 million for the first six months of 2016, as compared to $68.7 million during the same period last year. On 30 August 2016, a Reverse Share Split was approved by the affirmative vote of the shareholders at a Special General Meeting. The Reverse Share Split will be effected prior to the effectiveness of the Registration Statement mentioned above. The effect of the Reverse Share Split is that every 10 voting ordinary shares of par value BM$0.01 each will be consolidated into one ordinary share of par value BM$0.10 each, followed by a reduction of the par value of the authorised and issued voting ordinary share capital from BM$0.10 to BM$0.01 each, and a reduction in the authorised voting ordinary share capital of the Bank to 2,000,000,000 voting common shares par value BM $0.01 per ordinary share. Other categories of share capital remain unchanged. The effects of this Reverse Share Split have not been reflected in the information presented in this report. Expenses increased by $6 million for the first six months of 2016, as compared to the same period in 2015, primarily as a result of costs associated with strategic acquisitions and divestments, offset by decreases in salaries and other employee benefits, property and indirect taxes expenditures. STRATEGIC PROGRESS During the first quarter, we implemented a management restructure designed to improve communications and timely decision making across the organisation. As part of the restructure, we centralised the management of our banking businesses to facilitate harmonisation of our product offerings and operating processes across jurisdictions for improved efficiency. BOARD CHANGES In April, concurrently with his retirement from his position as Butterfield’s President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited, Conor O’Dea was elected to the Board as a Non-Executive Director. Subsequent to the end of the second quarter, the Bank announced that James Burr and David Zwiener have also joined as Non-Executive Directors and the Carlyle Group’s representatives on the Board. In April, Butterfield completed the acquisition of the private banking trust and investment management business of HSBC in Bermuda, which resulted in additional fee and commission-based revenue during the second quarter. That transaction was effected under the Bank’s strategy to expand our trust and wealth management platform in our core markets, where we understand the environment and can build economies of scale. It followed the acquisitions in 2014 of select personal and corporate banking business from HSBC in the Cayman Islands, and the trust and fiduciary services business of Legis Group in Guernsey. Olivier Sarkozy and Wendall Brown resigned from the Board subsequent to the end of the second quarter. During the period in review, Butterfield also undertook to wind down our London-based private bank. The wind down, which was announced and which commenced in February, is now nearing completion. Once complete, it will free up capital and resources from operations in the highly competitive London private banking market to be redeployed to potentially more lucrative core-market businesses. Butterfield will maintain a UK residential property lending business in London. GROUP HIGHLIGHTS Non-interest income rose 5.4% from $68.7 million at 30 June 2015 to $72.4 million at 30 June 2016, and represented 37.7% and 36% of our total net revenue, respectively. Banking fee revenues increased 12.9% to $18.7 million, due primarily to increased volumes and rates earned on credit card merchant discounts, a revised fee schedule for retail and commercial banking in certain jurisdictions and increased loan commitment fees. Asset management revenues increased by 6.0% due primarily to increases in Bermuda resulting from the recent acquisition of HSBC Bermuda’s asset management business and higher basis rates earned on the management of money market funds with a slightly offsetting decrease in the UK resulting from the orderly wind down of the asset management practice in that jurisdiction. Trust revenues rose 3.9% to $20.9 million attributable primarily to the acquisition of HSBC Bermuda’s trust business, which closed on 29 April 2016. Foreign exchange income rose 5.1% to $16.7 million, due primarily to increasing client activity and related volumes in retail CAPITAL MANAGEMENT Tier 1 and Total capital ratios stood at 16.5% and 18.9%, respectively, as at 30 June 2016, similar to year-end 2015 (at 16.2% and 19.0%, respectively). Diluted earnings per share for the first half of 2016 were $0.10, up from $0.08 last year. The Board declared interim dividends on its ordinary voting shares totalling $0.02 per share and institutional foreign exchange flows, as well as increased unrealised gains on client service derivatives held over period ends. The increases in non-interest income were offset by decreases of 7.3% and 7.9% in custody and other administration services revenues and other non-interest income, respectively. million, driven principally by an additional $0.7 million provision in 2016 for an accrual amount arising from the tax compliance review, bringing the total provision to $5.5 million. Total assets were $11.3 billion at 30 June 2016, up $1.0 billion from 31 December 2015. The Bank maintained a highly liquid position at 30 June 2016 with $6.2 billion of cash and cash equivalents plus short and long-term investments, excluding held-to-maturity investments, representing 54.5% of total assets, compared with 50.8% at 31 December 2015. Net interest income before provisions for credit losses rose 7.3% from $118.1 million at 30 June 2015 to $126.7 million at 30 June 2016. Total interest income rose 3.7% from $130.7 million at 30 June 2015 to $135.5 million at 30 June 2016 due to an increase in interest and fees on loans and improved investment portfolio volumes. Interest expense declined 30.2% from $12.7 million at 30 June 2015 to $8.8 million at 30 June 2016 due primarily to lower rates on interest bearing deposit volumes in 2016. The loan portfolio stood at $3.9 billion at 30 June 2016, down $95.8 million from year-end 2015. The movement was due primarily to the significant prepayments on the commercial and residential mortgage portfolio and unfavourable foreign exchange rate movements offset by growth in Bermuda government lending. It represented 34.6% of total assets, compared to 38.9% at 31 December 2015. Loans as a percentage of customer deposits were 38.7% at 30 June 2016 compared to 43.6% at the end of 2015. Allowance for credit losses totalled $50.2 million, an increase of $0.9 million from year end, due primarily to the increase in the general provision rate for the Bermuda, UK and Bahamas jurisdictions, offset by a reduction in the specific provision due to increased charge-offs and foreign exchange movements in 2016. Provisions for credit losses increased 126.3% to $5.0 million due primarily to an increase in the general provision rate for the Bermuda, UK and Bahamas jurisdictions that reflected credit downgrades on sovereign debt for those countries, which is included as an input in the country risk factor general provisioning rate. The net interest margin (“NIM”) for the six months ended 30 June 2016 was 2.48% compared to 2.50% a year ago. The primary driver of the decrease in NIM was investment portfolio yields due primarily to an average decrease in the long term yield of US Treasury debt, offset by an increase in loan yields. The investment portfolio was $3.9 billion at 30 June 2016, compared to $3.2 billion at year-end 2015. The increased portfolio size was due to purchases of liquid US government and federal agency securities using cash provided by the increased deposit base, which resulted primarily from the recent HSBC Bermuda acquisition and organic business growth. Other losses at 30 June 2016 decreased 81.5% to a loss of $0.4 million from a loss of $2.2 million at 30 June 2015. This increase related primarily to an increase of $2.4 million in net trading gains relating to movements in US treasury rates, offset by a decrease of $1.3 million in net other gains and losses relating to a revision to the accrual for the holdback and earn out payable for the 2014 acquisition of Legis offset by the non-core gain in 2015 relating to the sale of a few properties. Total deposits were $10.1 billion at 30 June 2016, an increase of $913.9 million from year-end 2015. The increase was related largely to the addition of new clients from the recent HSBC Bermuda acquisition, slightly offset by repayment of over $520 million of deposits related to the orderly wind down of the deposit taking business in our UK segment. Shareholders’ equity increased 8.7% from $750.4 million as of 31 December 2015 to $815.9 million as of 30 June 2016, driven primarily by 2016 net income, net change in unrealised gains (losses) on available-for-sale investments, offset by payment of common and preferred share dividends and government fees. Non-interest expenses increased 4.6% from $130.7 million at 30 June 2015 to $136.7 million at 30 June 2016, due primarily to restructuring costs relating to the decision in December 2015 to commence the orderly wind down of the deposit taking and investment management businesses in the UK. Restructuring costs were $5.2 million for the six months ended 30 June 2016 compared to nil in the same period in 2015, and included staff redundancy costs of $2.6 million, professional service fees of $1.5 million and other expenses of $1.0 million relating to payments made to former term deposit holders for foregone interest and taxes payable. Trust assets under administration were $101.3 billion at 30 June 2016. Assets under management were $4.8 billion at 30 June 2016. Salaries and other employee benefits decreased by 2.4% to $63.4 million, due primarily to decreased costs relating to lower headcount on an average basis over the first half of the year resulting from the management restructuring, and lower post retirement and defined benefit costs resulting from actuarial adjustments. Technology and communication expenses increased 3.0% to $28.6 million, due primarily to increased sourcing costs. Professional and outside services costs increased 16.2% to $9.4 million due to the costs associated with the recent HSBC Bermuda acquisition, offset by decreased project-related costs associated with the extensive review and account remediation exercise to determine the US tax compliance status of US person account holders. Indirect taxes decreased 8.8% to $7.4 million, due mainly to a release of an accrual for estimated taxation in one jurisdiction during 2016. Restructuring expenses were $5.2 million for the six months ended 30 June 2016 compared to nil in the same period in 2015, as detailed above. Other non-interest expenses increased 14.9% to $8.3 For full financial details and more information, please visit www.butterfieldgroup.com. Barclay Simmons Chairman Michael Collins Chief Executive Officer 31 August 2016